EXHIBIT 99.1

                      BANCO DE GALICIA Y BUENOS AIRES S.A.

                                                    Buenos Aires, August 8, 2007

Comision Nacional de Valores (National Securities Commission)

By Hand

                            Ref.:  Negotiable  Obligations in Dollars, due 2014,
                            CUSIP: P09669BS3.  Partial Redemption.

Dear Sirs,

     I have the pleasure to inform you, in my capacity as attorney in fact, that Banco de Galicia y Buenos Aires S.A. (the "Bank"), received Ps. 175,598,872.06 on August 6, 2007 from the subscription of ordinary shares issued by the Bank and that the Bank proceeded, in conformance with the terms of the agreements that govern its restructured debt, to apply a certain percentage of such amounts to prepay certain outstanding negotiable obligations as required by Section 5.3 of the Indenture dated May 18, 2004. Consequently, in accordance with the requirements of sub-section (b) of said Section 5.3, the Bank informs you that as of August 15, 2007 it will effect a partial redemption of the Negotiable Obligations in dollars due 2014, at face value, in the inverse order of maturity, for a total of US$ 25,357,042.32, which amount is comprised of US$ 22,697,962.59 of principal (6.259749%) and US$ 2,659,079.73 of interest accrued over the US$ 362,601,782, during the period from July 1, 2007 to August 14, 2007, which interest accrued at an annual rate of 6%.

     Once payment is effected, the residual amount will be 93.740251% which is equivalent to US$ 339,903,819.35.

         Yours faithfully,

                MARIA MATILDE HOENIG
                  Attorney in fact